EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2016	2015	2014	2013	2012
Earnings:
Income before (provision) benefit for income taxes	$20,986	$28,240	$15,270	$29,277	$9,897
Equity in losses (earnings) of unconsolidated businesses	98	86	(1,780)	(142)	(324)
Dividends from unconsolidated businesses	40	41	37	40	401
Interest expense (1)	4,376	4,920	4,915	2,667	2,571
Portion of rent expense representing interest	1,201	1,051	912	851	837
Amortization of capitalized interest	187	191	191	177	162

Earnings, as adjusted	$26,888	$34,529	$19,545	$32,870	$13,544

Fixed Charges:
Interest expense (1)	$4,376	$4,920	$4,915	$2,667	$2,571
Portion of rent expense representing interest	1,201	1,051	912	851	837
Capitalized interest	704	584	376	754	406

Fixed charges	$6,281	$6,555	$6,203	$4,272	$3,814

Ratio of earnings to fixed charges	4.28	5.27	3.15	7.69	3.55

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.